Exhibit (a)(8)

FOR IMMEDIATE RELEASE	CONTACTS
Investors: Eric Olsen (703) 480-6705
Media: Sherry Peske (703) 480-3632
Special Committee of the Board of Directors of Lafarge North America Defers Making
Recommendation on Lafarge S.A. Tender Offer;
Tender Offer Period to Be Extended by Two Weeks
HERNDON, VA, March 6, 2006 — Lafarge North America (NYSE & TSX: LAF), in a Solicitation/Recommendation Statement on a Schedule 14D-9 filed today with the Securities and Exchange Commission, reported that the Special Committee of its Board of Directors has determined that it is unable at the current time to take a position with respect to the tender offer of Lafarge S.A. (Paris Stock Exchange: LG; NYSE: LR) launched on February 21, 2006. The Special Committee stated that this was due to the fact that the Special Committee has not yet had sufficient time to complete a full and deliberate review and evaluation of the material terms and provisions of the tender offer, including the prospects and value of Lafarge North America. At the request of the Special Committee, Lafarge S.A. has agreed to extend the expiration date of the tender offer by a minimum of two weeks such that the tender offer would not expire prior to 12:00 midnight, New York City time, on Monday, April 3, 2006.
As previously disclosed, the Special Committee consists of directors not affiliated with Lafarge S.A. and was formed to review the tender offer. The Special Committee is being assisted by Merrill Lynch & Co., as its lead financial advisor, Simpson Thacher & Bartlett LLP, as its legal counsel, Venable LLP, as its Maryland counsel, and MacKenzie Partners, Inc. as its advisor with respect to shareholder matters. In addition, the Special Committee has also retained The Blackstone Group L.P., as an additional financial advisor, and Osler, Hoskin & Harcourt LLP, as its Canadian counsel.
The Special Committee is continuing its review and evaluation of the tender offer and expects that after it has completed its review and evaluation, it will be able to inform the Lafarge North America stockholders as to its position or recommendation, if any, with respect to the tender offer.

The Special Committee requests that stockholders of Lafarge North America take no action and not tender their shares of Lafarge North America’s common stock with respect to the tender offer at the current time, and instead defer making a determination whether to accept or reject the tender offer until the Special Committee has advised stockholders of its position or recommendation, if any, with respect to the tender offer.
Lafarge North America stockholders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to its stockholders, because it contains important information. The Solicitation/Recommendation Statement on Schedule 14D-9 may also be obtained free of charge in the manner indicated below.
Profile
Lafarge North America is the U.S. and Canada’s largest diversified supplier of construction materials such as cement and cement-related products, ready-mixed concrete, gypsum wallboard, aggregates, asphalt and concrete products. The company’s materials are used in residential, commercial, institutional and public works construction across the U.S. and Canada. In 2005, net sales exceeded $4.3 billion.
Note to Stockholders
In response to the tender offer commenced by Lafarge S.A., on March 6, 2006, Lafarge North America Inc. filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. Lafarge North America stockholders are advised to read Lafarge North America’s Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Stockholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9, as well as any other documents filed by Lafarge North America in connection with the tender offer commenced by Lafarge S.A., free of charge at the SEC’s website at www.sec.gov, or from Lafarge North America at www.lafargenorthamerica.com, or by directing requests to MacKenzie Partners, Inc. at 800-322-2885 or at proxy@mackenziepartners.com.
Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” or similar words. These forward-looking statements may also use different phrases. Such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the U.S. and Canada; Canadian currency fluctuations; seasonality of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business in the U.S. and Canada. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.
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Visit the Lafarge North America web site at www.lafargenorthamerica.com